Barnes & Noble, Inc.
122 Fifth Avenue
New York, New York 10011

April 26, 2010

VIA EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:         Barnes & Noble, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009
Filed April 1, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2009
Current Reports on Form 8-K
Filed March 19, 2009, August 10, 2009, December 9, 2009, and October 1, 2009
Quarterly Report on Form 10-Q for the Quarterly Period Ended January 30, 2010
Filed March 11, 2010
File No. 001-12302

Dear Mr. Owings:

On behalf of Barnes & Noble, Inc. (“we”, or the “Company”), this letter responds to the letter dated April 12, 2010 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the “10-K”), filed by the Company with the Commission on April 1, 2009, the definitive proxy statement on Schedule 14A (the “Proxy”), filed by the Company with the Commission on April 16, 2009, the Current Reports on Form 8-K filed by the Company with the Commission on March 19, 2009 (the “March 8-K”), August 10, 2009 (the “August 8-K”), December 9, 2009 (the “December 8-K/A”), and October 1, 2009 (the “October 8-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended January 30, 2010 (the “10-Q”), filed by the Company with the Commission on March 11, 2010.

We respectfully submit the following responses to the comments contained in the Comment Letter.  For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to each such comment.

RESPONSES

Form 10-K for the Fiscal Year ended January 31, 2009

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-3

1.
Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that your consolidated net earnings appear to have materially decreased for fiscal year 2008 versus fiscal year 2007, and you attribute this decrease to several factors. Discuss whether you believe the culmination of these factors is the result of a trend and, if so, whether you expect it to continue and how it may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company,
•	Material opportunities, challenges, and
•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:    We confirm that the Company will expand the Management’s Discussion and Analysis of Financial Condition and Results of Operation section in future filings to include additional disclosure on material trends and uncertainties, the quality and variability of the Company’s earnings and cash flows, economic or industry-wide factors relevant to the Company’s performance, material opportunities and challenges, and short- and long-term risks and actions being taken to address them.

We confirm that the Company will include disclosure in its next Annual Report on Form 10-K along the following lines:

Business Overview

Over the past two years, the Company’s financial performance has been adversely impacted by a number of factors, including the economic downturn, increased competition and the expanding digital market.

The Company’s core business is the operation of Barnes & Noble retail stores, from which it derives the majority of its sales and net income.  Comparable store sales have declined in recent years due to lower consumer traffic as a result of the factors noted above.  Even as the economy improves, the Company expects these trends to continue as consumer spending patterns shift toward internet retailers and digital content.  The Company faces increasing competition from the expanding market for electronic books, or “eBooks”, eBook readers and digital distribution of content.

Despite these challenges, the Company believes it has attractive opportunities for future development.

The Company plans to leverage its unique assets, iconic brands and reach to become a leader in the distribution of digital content, as well as increase the online distribution of physical books.  Earlier this year, the Company entered the eBook market with its acquisition of Fictionwise, a leader in the eBook marketplace, and the popularity of its eBook site continues to grow.  In addition, the Company launched the nook™ eReader, which has become its single best selling product.

As digital and electronic sales become an even larger part of its business, the Company believes its footprint of more than 1,400 stores will continue to be a major competitive asset.  The Company plans to integrate its traditional retail, trade book and college bookstores businesses with its electronic and internet offerings, using retail stores in attractive geographic markets to promote and sell digital devices and content.  Customers can see, feel and experiment with the Company’s eReader in the Company’s stores.

Although the stores will be just a part of the offering, they will remain a key driver of sales and cash flow as the Company expands its multi-channel relationships with its customers.  The Company does not expect to open retail stores in new geographic markets or expand the total number of retail stores in the near future.

Although the Company believes cash on hand, cash flows from operating activities, funds available from its senior credit facility and short term vendor financing provide the Company with adequate liquidity and capital resources for seasonal working capital requirements, the Company may raise additional capital to support the growth of online and digital businesses.

Results of Operations, page F-5

52 Weeks Ended January 31, 2009 Compared with 52 weeks Ended February 2, 2008, page F-8

2.
In future filings, when you identify intermediate causes of changes in revenues, such as an increase or decrease in comparable store sales, please provide your readers with insight into the underlying drivers of those changes.

Response:    We confirm that the Company will include disclosure in future filings that describes the underlying drivers of intermediate changes in revenues identified by the Company.

Contractual Obligations, page F-14

3.
You disclose on page F-42 that your retail store lease agreements generally require you to pay insurance, taxes and other maintenance costs. Please include a note under your contractual obligations table in future filings to specify that the operating lease obligations figure does not include insurance, taxes, and other maintenance costs to which the company is obligated. Provide a context for the reader to understand the impact of these items on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.

Response:    We confirm that the Company will include disclosure in future filings that specifies that lease obligation figures in contractual obligations tables do not include insurance, taxes and other maintenance costs by providing the disclosure below.  The Company will also provide the requested context so that readers can understand the impact of these items on total operating lease obligations.

The Company will make the following disclosure in future filings:

a)	Excludes obligations under retail store leases for insurance, taxes and other maintenance costs, which obligations totaled approximately XX% of the rent payments under those leases.

Critical Accounting Policies, page F-15

4.
In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in testing your goodwill or other long-lived assets for impairment or used in your valuation of stock options would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Refer to Section V of our Release No. 33-8350.

Response:    We confirm that the Company will include the requested disclosure in future filings.  The Company will refer to Release No. 33-8350 for guidance with respect to disclosure regarding the Company’s critical accounting policies.

5.
Given the material amount of your goodwill and the continued challenging economic conditions, please consider the following guidance when preparing your upcoming Form 10-K. Please clearly indicate within your Critical Accounting Policy how you determine your reporting units for purposes of goodwill impairment testing and your methodology for determining the fair value of each reporting unit. Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
●
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

●	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:    We confirm that the Company will include disclosure in future filings that explains how the Company identifies reporting units for purposes of goodwill impairment testing and determines the fair market value of each reporting unit.

We note the following for the Staff’s information:  The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management.  Historically, the Company determined that it had one operating segment and reporting unit and tested for impairment using the market capitalization approach.  This was the approach taken during fiscal 2008 and the Company’s fair value substantially exceeded its carrying amount.  However, on September 30, 2009, the Company completed its acquisition of Barnes & Noble College Booksellers (“B&N College”) and performed an evaluation of the effect of the acquisition on the identification of operating segments and reporting units and, as a result of this assessment, the Company has determined that it now has two operating segments and reporting units:  B&N Retail and B&N College.  The Company performed its impairment analysis using a discounted cash flow approach for fiscal 2009.  Under this approach, each segment’s fair value substantially exceeded its respective carrying amount.

The Company will continue to monitor whether any reporting units are at risk of failing step one of the impairment test and, if any reporting unit is exposed to such risk, whether a material impairment charge is nevertheless unlikely even if step one is failed.  Should any reporting unit be at risk of failing step one of the impairment test and a material impairment charge therefore become reasonably likely, the Company will include the requested disclosure with respect to the reporting unit and the Company’s methods and assumptions used in allocating goodwill.

The Company is currently evaluating the effect of its recent change in management structure, as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on March 19, 2010, on the identification of operating segments and reporting units for purposes of future filings.

Consolidated Balance Sheets, page F-21

6.
Please explain to us what is included in the line items “Accrued liabilities” and “Other long-term liabilities.” Please tell us if any of these items exceeds five percent of total current liabilities or total liabilities.

Response:    The line item “Accrued liabilities” includes gift card liabilities, accrued income taxes, deferred revenue, accrued compensation, accrued insurance, accrued real estate taxes as well as other accrued expenses.  Gift card liabilities is the only item included within Accrued liabilities that exceeds five percent of total current liabilities and total liabilities.

The Company will include disclosure in future filings regarding gift card breakage and gift card liabilities as follows:

Gift Cards

The Company sells gift cards which can be used in stores or on Barnes & Noble.com.  The Company does not charge administrative or dormancy fees on gift cards, and gift cards have no expiration date.  Upon the purchase of a gift card, a liability is established for its cash value.  Revenue associated with gift cards is deferred until redemption of the gift card.  Over time, some portion of the gift cards is not redeemed.  The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns.  The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold.  If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded.  The Company also sells online gift certificates for use solely on Barnes & Noble.com, which are treated the same way as gift cards.  The Company recognized gift card breakage of $21,369,152, $19,713,546 and $18,630,799 during fiscal 2008, 2007 and 2006, respectively.  The Company had gift card liabilities of $321,224,366 and $322,429,486 as of January 31, 2009 and February 2, 2008, respectively, which amounts are included in Accrued liabilities.

The line item “Other long-term liabilities” consists primarily of deferred rent.  Accrued pension liabilities and accrued store closing expenses are also included in that line item.  Deferred rent exceeds five percent of total liabilities.

The Company will include similar disclosure in future filings regarding the line item Other long-term liabilities as follows:

Other long-term liabilities

Other long-term liabilities are as follows:

($ in thousands)	January 31, 2009	February 2, 2008
Deferred rent	$366,596	377,430
Other	26,410	20,244
Total other long-term liabilities	$393,006	397,674

Note 1. Summary of Significant Accounting Policies, page F-24

Revenue Recognition, page F-26

7.
Please tell us the nature and terms of any incentives you offer to customers, including discounts, coupons, rebates, and/or free products. Please also disclose your accounting policy for these types of arrangements, including the statement of operations line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose, if material, the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-09.

Response:    The Company periodically offers promotions to its customers in the form of discounts, coupons, rebates and/or free products.  All of the Company’s sales are recognized as revenue on a “net” basis.  The Company does not treat any promotional offers as expenses.

Gift Cards, page F-28

8.	Please disclose in future filings, if true, that you classify gift card breakage within sales. Please also quantify the amount of breakage recognized for each period presented.

Response:    We confirm that gift card breakage is included in sales.  We respectfully refer the Staff to the portion of the Company’s response to the Staff’s comment 6 relating to gift cards.

Note 3. Stock-Based Compensation, page F-30

9.
Please tell us and consider disclosing why the expected life of your options used in your Black Scholes option-pricing model decreased from five years in fiscal years 2006 and 2007 to 0.94 years in fiscal 2008.

Response:    Historically, the life of a stock option has been approximately five years.  During fiscal 2008 the Company modified certain stock options related to the death and retirement of two members of the Board of Directors and severance of a former executive officer.  The modifications related only to a short extension of time to exercise these options.  In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment, the Company was required to account for the modifications as new stock option grants and to record additional stock compensation expense.  These modifications resulted in a lower than normal expected life of the stock option grants made in fiscal 2008.  The Company will disclose in future filings the cause of any material fluctuation in expected lives of material stock option grants.

Note 8. Employees’ Retirement and Defined Contribution Plans, page F-36

10.
Please tell us why you no longer provide the full pension disclosures described in ASC 715-20-50. In your response, please quantify the projected benefit obligation and fair value of plan assets at each balance sheet date. Also quantify how related balance sheet line items were impacted by pension accounting.

Response:    We believe the magnitude of the full disclosure described in ASC 715-20-50 would not be meaningful to investors in light of the immateriality of the pension plan to the Company’s Financial Statements.  As of January 1, 2000, the Company’s pension plan was amended so that employees no longer earn benefits for subsequent service.  Due to the plan being frozen, the projected benefit obligation will continue to decline.  Pension expense was $1,301,000, $576,000 and $645,000 for fiscal years 2008, 2007 and 2006, respectively.  These expense amounts represent 1.5%, 0.4% and 0.4%, respectively, of earnings from continuing operations.

Set forth below is a table showing the Company’s projected benefit obligation and fair value of plan assets at each balance sheet date:

Date	Projected Benefit Obligation	Fair Value of Plan Assets
4/30/2010	$31,364,008	$24,101,174
1/31/2009	$34,020,672	$23,417,316
1/31/2008	$39,970,616	$33,908,348
1/31/2007	$37,754,953	$33,829,381

Set forth below are tables quantifying the impact on the Company’s balance sheet and income statement related to pension accounting:

Date	Other long-term liabilities (Accrued pension costs)	Other Comprehensive Loss, Net of Tax (Gain) (Minimum pension liability)	Deferred Tax (Benefit)	Pension Expense
1/31/2009	$10,603,356	$1,628,000	($1,048,000)	$1,301,000
2/2/2008	$6,062,268	$2,510,000	($1,674,000)	$576,000
2/3/2007	$3,925,572	($1,156,000)	$788,000	$645,000

Other Comprehensive Loss (Gain), Net of Tax (Minimum Pension Liability)

	Pension Plan	Postretirement Plan	Total
1/31/2009	$2,273,000	($645,000)	$1,628,000
2/2/2008	$2,136,000	$374,000	$2,510,000
2/3/2007	($1,431,000)	$275,000	($1,156,000)

Deferred Tax (Benefit)

	Pension Plan	Postretirement Plan	Total
1/31/2009	($1,480,000)	$432,000	($1,048,000)
2/2/2008	($1,425,000)	($249,000)	($1,674,000)
2/3/2007	$974,000	($186,000)	$788,000

Note 10. Other Comprehensive Earnings (Loss), Net of Tax, page F-40

11.
Considering the funded status of your pension plans should already be included on your balance sheet under ASC 715, please clarify why your disclosures reference a “minimum pension liability.” Please also tell us the components of the pension amounts included in accumulated comprehensive income. For example, quantify the portions related to the net gain or loss, net prior service cost or credit, and net transition asset or obligation.

Response:    As noted in the Company’s response to the Staff’s comment 10, the Company determined that the full disclosure described in ASC 715-20-50 would not be meaningful to investors.  However, the Company included the quantification of minimum pension liability in its disclosures in order to provide investors a more complete explanation of how the Company arrived at its other comprehensive earnings (loss) measure.

We respectfully refer the Staff to the chart in the Company’s response to the Staff’s comment 10, under the heading “Other Comprehensive Loss (Gain), Net of Tax (Minimum Pension Liability)”, for the components of minimum pension liability that are included in accumulated other comprehensive earnings (loss).

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 10

12.
Please revise your table on page 10 to disclose, by footnote or otherwise, the natural person(s) who control Arnhold and S. Bleichroeder Advisors, LLC, The Yucaipa Companies LLC, and Aletheia Research Management, Inc. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response:    We confirm that the Company will include disclosure in future filings noting the natural person(s) known to the Company to control entities that are known by the Company to own beneficially five percent or more of the Company’s outstanding common stock.

We note the following for the Staff’s information:  Based on a Schedule 13G/A filed with the Commission in February 2009, common stock of the Company listed in the Proxy as owned by Arnhold and S. Bleichroeder Advisors, LLC (“ASB”) could be deemed to be beneficially owned by ASB, but clients of the firm had the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, shares in the Company’s stock.  ASB is a registered investment advisor.  According to ASB’s website, John P. Arnhold served as CEO of ASB, which was renamed First Eagle Investment Management in 2009, until February 2010.  Arnhold is now the Chairman and CIO of First Eagle Investment Management.  Based on a Schedule 13G/A filed with the Commission in December 2009, ASB beneficially owned zero shares of common stock of the Company as of November 30, 2009.  Therefore, it is unlikely that ASB will be listed as a five percent beneficial owner of common stock of the Company for purposes of the Company’s next definitive proxy statement filed with the Commission.

Based upon a Schedule 13D/A filed with the Commission in January 2010, common stock of the Company listed in the Proxy as owned by Aletheia Research & Management, Inc. is held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner.  Aletheia is a registered investment advisor.  Roger B. Peikin is listed as Executive Vice President of Aletheia on its Schedule 13D/A.  This common stock is directly or indirectly owned by Aletheia, which has the sole power to vote and dispose or to direct the disposition of that common stock.

Based upon a Schedule 13D/A filed with the Commission in March 2010, common stock of the Company listed in the Proxy as owned by The Yucaipa Companies LLC is beneficially owned by Ronald W. Burkle.

Compensation Discussion and Analysis, page 11

13.
We note your indication under “Competitiveness” and “Key Elements of Compensation” that your various compensation components approximate certain percentiles. For example, you state on page 13 that your total cash compensation approximates the 75th percentile while total direct compensation approximates between the 25th and 50th percentiles. However, you give no indication as to whether these approximations also constitute the percentile goals of the company and, if so, why. Please revise.

Response:    We confirm that the Company will include disclosure in future filings providing the percentile goals of the Company with regard to its total cash compensation and total direct compensation, if applicable, and the Company’s reasons therefor.

As disclosed in the Proxy on page 12, the Compensation Committee has retained Mercer (US) Inc. to provide information, analysis and advice regarding executive compensation since the second quarter of fiscal 2007.  At the Compensation Committee’s direction, Mercer has identified an appropriate peer group and conducted a review and evaluation of the Company’s executive compensation relative to the Company’s peer group.

The Compensation Committee has not set percentile goals for its executive compensation.  The Compensation Committee generally considers the median of the Company’s identified peer group as a starting point for all compensation, including the compensation of the Company’s named executive officers.  The Compensation Committee then considers the total direct compensation ranges within the Company’s peer group and decides upon a level of total direct compensation for each of the Company’s executive officers that will provide appropriate retention and incentives for the Company’s executive officers.  Given the compensation structure in place at the Company favoring cash compensation over equity awards for annual performance, the Company’s total cash compensation tends to be above the median of the Company’s peer group while equity compensation tends to be below the median.

Performance-based Annual Bonuses, page 16

14.
Please expand your discussion beginning on page 16 to describe the factors your Compensation Committee considered in establishing the target payout percentages for the performance-based annual bonuses granted to each of your named executive officers. In this regard, we note that the target payout percentages established for Messrs. Kahn and Deason were substantially lower than those established for your remaining NEOs.

Response:    We confirm that the Company will expand its discussion in its Performance-based Annual Bonus section of future proxy statements to describe the factors the Compensation Committee considered when establishing target payout percentages for performance-based annual bonuses.  In general, the Company’s target payout percentages are commensurate with the roles played by the respective individuals at the Company.

The Compensation Committee has determined that cash compensation is a better incentive than equity compensation for the annual performance-based compensation of the Company’s executive officers.  Accordingly, the Compensation Committee decided that, beginning in fiscal year 2008, the annual bonus portion of each officer’s total direct compensation would be paid entirely in cash.  In reaching this decision, the Compensation Committee considered the potential fluctuation in the value of the Company’s equity due to the seasonal nature of its business and the potential for growth in the Company’s equity value given the Company’s maturity in its business cycle.

In establishing the target payout percentages for performance-based annual bonuses granted to the Company’s executive officers, the Compensation Committee considered factors such as competitive data within the Company’s identified peer group, the availability of equity for employee grants and the Company’s preference for cash compensation over equity compensation and the duties and responsibilities of each executive within the Company and as compared to the duties and responsibilities of executives in the peer group holding similar positions and/or with similar responsibilities.  The Compensation Committee also attempted to set the target bonus payout percentage for each of the Company’s officers at a level consistent with the total cash compensation and total direct compensation levels determined by the Compensation Committee to provide appropriate retention and incentives.

Based on the foregoing, the Compensation Committee determined to set the target payout percentage for performance-based annual bonuses at 150% of base salary for each of the Company’s executive officers with broad responsibilities for the entirety of the Company’s business.  Leonard Riggio, Stephen Riggio, Mitchell Klipper and Joseph Lombardi have extensive responsibility for the Company and perform duties that significantly affect the Company’s overall performance and value.  Accordingly, the Compensation Committee set target payout percentages for those individuals at 150% of base salary.

The Company’s remaining named executive officers, J. Alan Kahn and David Deason, have responsibilities for more focused areas of the Company’s business.  Based on the scope of their respective duties and their individual capacities to affect the overall performance of the Company, the Compensation Committee determined to set target payout percentages for Messrs. Kahn and Deason at levels below those of the Company’s other officers.  After individual consideration, the Compensation Committee decided to set Mr. Kahn’s target payout percentage at 60% of his base salary and Mr. Deason’s aggregate target payout percentage at 40% of his base salary.

15.
You state in the second full paragraph on page 17 that the Compensation Committee determined to pay the performance-based annual bonuses for fiscal 2008 in cash. Please discuss the factors the Compensation Committee considered in making this determination and identify the other forms of compensation the Committee considers in providing the performance-based annual bonuses.

Response:    We respectfully refer the Staff to the Company’s response to the Staff's comment 14.  We confirm that the Company will include disclosure in future filings regarding the factors the Compensation Committee considers in making determinations on the means by which the Company pays annual bonuses and other forms of compensation considered by the Compensation Committee in making those determinations.

16.
In the fourth full paragraph on page 17 you state that Messrs. Stephen Riggio and Mitchell Klipper were granted a discretionary bonus in addition to their performance-based annual bonuses “to provide incentives to these executives both to achieve their respective 2008 Consolidated EBITDA Target as well as to retain their stock options in the Company.” Considering that your other named executive officers were subject to the same EBITDA Target and also hold stock options, please discuss the factors your Compensation Committee took into account in determining to limit this additional bonus to Messrs. Riggio and Klipper.

Response:    We confirm that the Company will provide disclosure in future filings regarding the factors considered by the Compensation Committee in determining additional discretionary bonuses, in the event that such discretionary bonuses are awarded.

In awarding the additional dividend-based bonuses to Stephen Riggio and Mitchell Klipper for fiscal year 2008, the Compensation Committee sought to provide incentives to those individuals for the achievement of their respective 2008 Consolidated EBITDA Targets while also inducing them not to exercise their outstanding stock options and sell the common stock received upon exercise.  The Compensation Committee considered that Stephen Riggio and Mitchell Klipper held roles and responsibilities within the Company that made their performance affect the Company’s earnings more than other named executive officers.  The Compensation Committee also considered that Mr. Klipper had more responsibility for the Company’s performance as its Chief Operating Officer than other chief operating officers in the Company’s identified peer group.  Additionally, the longevity of their service in senior roles within the Company resulted in them holding a significant amount of options on the Company’s stock relative to other named executive officers.  To the extent that the Company’s officers hold equity in the Company, the Compensation Committee seeks to provide an incentive to those executives to retain their equity and focus on growth in stockholder value.  The Compensation Committee determined that awarding the additional dividend-based bonuses to Stephen Riggio and Mitchell Klipper would furnish a portion of the benefit of stock ownership and thus provide an incentive for them to retain their significant equity holdings.

17.
As it appears that Mr. Deason’s annual bonus is based upon targets that differ from the rest of the named executive officers, please explain why this is the case and revise to disclose the amount of the quantified or objective targets and whether or not any of these targets were met.

Response:    As the Company’s Vice President of Development, David Deason’s responsibilities are more narrowly focused than other named executive officers of the Company.  Because Mr. Deason’s primary responsibility is overseeing the establishment and development of the Company’s new stores -- which includes leasing, building construction and maintenance of the existing lease portfolio -- the Compensation Committee determined that his annual bonus should be based on a mix of the Company’s overall performance, as measured by its 2008 Consolidated EBITDA target, and measures specific to new stores, such as sales generated by new stores, capital expenditures for new stores and other position-specific goals.

For fiscal 2008, 30% of Mr. Deason’s performance-based annual bonus opportunity was attributable to the Company’s Consolidated 2008 EBITDA measure, which amount would have been equal to 12% of his base salary if fully awarded.  As was the case for all named executive officers, Mr. Deason was paid 75% of this potential bonus in fiscal 2008 based upon the Company’s overall performance, as measured by EBITDA.  Mr. Deason accomplished his new store capital expenditure and personal goals for fiscal 2008.  Mr. Deason accomplished approximately 94% of his new store sales target of $213 million, but this relatively small sales shortfall was more than made up for by a substantial reduction in occupancy costs.  Therefore, Mr. Deason was awarded the full amount of this 70% of his annual bonus opportunity, which amount was equal to 28% of his base salary.

Long-term Equity; Restricted Stock, page 18

18.
We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn long-term incentive awards as described on page 18. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item   402(b), please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:    The Company’s long-term incentive award program, which currently awards equity in the form of restricted stock, is not administered based on the achievement of performance targets.  The vesting of awards is based on a time-based vesting schedule, and is not subject to the achievement of performance targets.  The Company grants long-term incentive awards in the form of restricted stock to align the interests of the named executive officers with the Company’s stockholders, provide an incentive for superior performance over time and foster retention based on the potential appreciation in the value of the restricted stock grants as a result of each executive’s contributions to the Company.  In determining long-term equity awards, the Compensation Committee considers market data, the availability of equity for employee grants and the allocation of equity awards within the pay mix determined by the Compensation Committee to be appropriate for the Company’s executive compensation.

In addition to the Company’s current long-term incentive award program, in fiscal 2008 the Company administered an incentive program for Mitchell Klipper which has now expired.  Unlike the Company’s current long-term incentive program, Mr. Klipper’s former incentive program was performance-based, having been held over from the Company’s earlier performance-based long-term award program that was paid in stock options.  In light of the Compensation Committee’s determination to grant restricted stock as opposed to options for the Company’s long-term equity awards at the beginning of fiscal 2006, the Compensation Committee decided to grant restricted stock in place of previously awarded options.  The rate at which restricted stock was granted in place of options was one share for every three options, which rate was determined based on the value of the restricted stock compared to the value of the stock options at the time of determination.  The April 1, 2009, performance-based grant of 33,333 shares of restricted stock to Mr. Klipper was made in substitution for an award of 100,000 stock options to Mr. Klipper in 2004 under the previous performance-based option award program.  Mr. Klipper also received 33,333 shares of restricted stock in 2010 (after which grant Mr. Klipper’s hold-over plan expired), based on the Company’s achievement of its target EBITDA range of $283 – $307 million.

Certain Relationships and Related Transactions, page 34

19.
Please expand your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. We note your discussion on page F-46 of your 10-K that your Audit Committee utilizes procedures in evaluating the terms and provisions of proposed transactions or agreements, but you do not describe those policies and procedures. Refer to Item 404(b) of Regulation S-K.

Response:    We confirm that the Company will provide expanded disclosure in future filings as described in Item 404(b) of Regulation S-K regarding the Company’s policies and procedures for review, approval or ratification of related party transactions.

The Company’s related party transaction procedures contemplate Audit Committee review and approval of all new agreements, transactions or courses of dealing with related parties, including any modifications, waivers or amendments to existing related party transactions.  The Company tests to ensure that the terms of related party transactions are at least as favorable to the Company as could have been obtained from unrelated parties at the time of the transaction.  The Audit Committee considers, at a minimum, the nature of the relationship between the Company and the related party, the history of the transaction (in the case of modifications, waivers or amendments), the terms of the proposed transaction, the Company’s rationale for entering the transaction and the terms of comparable transactions with unrelated third parties.  In addition, the Audit Committee annually reviews all existing related party transactions.

Form 8-K filed March 19, 2009

Exhibit 99.1

20.
We note your disclosure that Operating Free Cash Flow of $150 million exceeds guidance. Please explain to us how you considered whether this is a non-GAAP financial measure. If it is a non-GAAP financial measure, please explain how you met the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. If you present this figure in future filings, please provide a clear description of how the measure is calculated and a reconciliation to the most directly comparable GAAP measure and ensure that your disclosures comply with Question 102.07 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations issued in January 2010 and available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:    We confirm that the Company will provide the disclosure required by Item 10(e)(1)(i) of Regulation S-K in future filings that discuss the Company’s Operating Free Cash Flow or any other non-GAAP financial measures.

The Company has provided the information required under Item 10(e)(1)(i) of Regulation S-K with respect to non-GAAP financial measures contained in more recent disclosures.  For example, the Company respectfully refers the Staff to the Current Report on Form 8-K filed by the Company with the Commission on February 23, 2010 (the “February 2010 8-K”).  The February 2010 8-K, which relates to the Company’s sales and earnings announcement for its fiscal 2010 third quarter ended January 30, 2010, and quarterly cash dividend, noted that the Company “reported earnings before interest, taxes, depreciation and amortization (EBITDA) of $204 million”.  The Company provided in the February 2010 8-K the information required under Item 10(e)(1)(i) of Regulation S-K with respect to this non-GAAP financial measure.  The Company intends to continue to provide comparable disclosure, as required under Item 10(e)(1)(i), in any future filings that present non-GAAP financial measures, including in filings that present the Company’s Operating Free Cash Flow or any other non-GAAP financial measure.

Form 8-K filed August 10, 2009

Exhibit 99.1

21.
We note your disclosure that based on Barnes & Noble College Booksellers’ fiscal 2009 results, you would have realized incremental earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) of $115 million from acquired operations and assets. Please explain to us how you considered whether this is a non-GAAP financial measure and the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. We note that your current disclosures do not provide any description of how the incremental adjusted EBITDA amount was calculated.

Response:    We acknowledge the Staff’s comment and respectfully refer the Staff to the Company’s response to the Staff’s comment 20.  We confirm that the Company will provide the requested disclosure in future filings.

Form 8-K filed December 9, 2009

Exhibit 99.1

Consolidated Financial Statements, page 1

22.
Please explain to us how you determined that only one year of audited financial statements for Barnes & Noble College Booksellers, Inc. was required to be presented in Item 9.01. In doing so, provide us with your significance test calculations under Rule 3-05 of Regulation S-X.

Response:    The significance of the acquired business was measured using the three tests under Rule 3-05 of Regulation S-X:  Asset Test, Investment Test and Income Test.  The following table sets forth the relevant calculations under Rule 3-05 of Regulation S-X:

(in thousands)
Asset Test

Barnes & Noble College Booksellers Assets	$378,677
Barnes & Noble, Inc. Assets as of 1/31/09	$2,993,888

Percentage	12.6%

Investment Test

Purchase price of Barnes & Noble College Booksellers	$513,647
Barnes & Noble, Inc. Assets as of 1/31/09	$2,993,888

Percentage	17.2%

Income Test

Barnes & Noble College Booksellers income before taxes	$71,511
Barnes & Noble, Inc. earnings from continuing operations before taxes and minority interest (5 year average)	$211,927

Percentage	33.74%

Because the Income Test exceeded 20%, but did not exceed 40% (and neither of the other tests reached the 20%-level), the Company was required to present acquired company financial statements for only the most recent fiscal year (and any interim periods subsequent to the end of the most recent fiscal year).

Form 8-K filed October 1, 2009

Exhibit 10.1 Credit Agreement dated September 30, 2009

23.
We note that you did not file the exhibits and schedules to the above referenced credit agreement. Please review all of your material agreements and file any exhibits, schedules and/or appendices to these agreements. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response:    The Company did not file the exhibits and schedules to the Company’s Credit Agreement, dated as of September 30, 2009 (the “Credit Agreement”), based upon the determination that the information contained in such schedules and exhibits was otherwise disclosed in the Credit Agreement or other Company filings, would not have been material to an investor’s understanding of the Credit Agreement or was confidential.

The Company determined that the exhibits to the Credit Agreement, which consist of form documentation (such as forms of notice, note and certificate), are common and routine components of credit agreements that do not inform the investor’s understanding of the Credit Agreement.  The substance, if any, of the exhibits to the Credit Agreement would have been reflected in the Credit Agreement itself.  The Company also determined that any material and non-confidential information about the Company’s business contained in the schedules to the Credit Agreement would have been disclosed in the Company’s other filings that discuss the Company’s business.  The Company believes that filing the schedules and exhibits to the Credit Agreement would not provide any material or useful information to investors.  Additionally, certain schedules to the Credit Agreement contain information on the Company’s demand deposit accounts, credit card arrangements, securities accounts and certain wiring instructions, which information is both immaterial to investors and confidential.

Form 10-Q for the Quarterly Period Ended January 30, 2010

Notes to Consolidated Financial Statements

(3) Tikatok Acquisition, page 13

24.
We note that the purchase price allocations for your Tikatok acquisition as well as your Fictionwise acquisition disclosed in Footnote 8 were largely to goodwill. Tell us the deliberative process that you went through in arriving at the purchase price and in determining the items other than goodwill to which the purchase price was allocated for each of these acquisitions. After reconsideration of the purchase price allocations, if you believe no change in the purchase price allocations is called for, please tell us and disclose the business rationale that led you to pay such a premium over the fair value of the net assets acquired for each acquisition. See ASC 805-10-50-2.

Response:    Tikatok is an online platform where parents and their children and others can write, illustrate and publish stories as hardcover and paperback books.  The Company envisions that the addition of Tikatok will attract a new generation of content creators to its physical stores and expand the Company’s reach to more parents, educators and librarians.  Additionally, the Company intends to integrate Tikatok’s platform into Barnes & Noble.com and run cross-promotions to further upsell products when end users (i.e., children and their parents) come into stores to pick up their custom books.  From the Company’s perspective, the Tikatok transaction was the acquisition of a concept that had significant potential for growing traffic both online and in physical stores.  The Company considered the potential value that could be created by integrating Tikatok’s platform into the Company’s existing business (rather than solely the value of the assets of Tikatok) in arriving at a purchase price. The Company does not believe a change is required in the purchase price allocations disclosed in the 10-Q.

The Company’s acquisition of Fictionwise, a leader in the eBook marketplace, provided a core component to the Company’s overall digital strategy and allowed the Company to immediately enter the eBook market.  Fictionwise also owned an independent Digital Rights Management (“DRM”) platform which is among the most widely adopted independent platforms and is compatible with all significant handheld operating systems.  Fictionwise’s DRM technology was one of only a handful of DRM systems to be approved by all major publishing companies.  The acquisition of Fictionwise was an essential driver of the Company’s launch of its eBookstore on July 20, 2009.  The Company considered the long-term potential for growth and the Fictionwise acquisition’s key role in the Company’s overall digital strategy when deciding upon a purchase price.  The Company does not believe a change is required in the purchase price allocations disclosed in the 10-Q.

Item 4: Controls and Procedures, page 44

(a) Evaluation of Disclosure Controls and Procedures, page 44

25.
We note your disclosure that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information. Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of our Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:    We confirm that the Company will provide the requested disclosure in future filings.

In connection with our above responses, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 212.633.3215.

Sincerely,

/s/ Joseph J. Lombardi
Joseph J. Lombardi Chief Financial Officer Barnes & Noble, Inc.